FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Whitmire, Jr. C. Donald	2. Issuer Name and Ticker or Trading Symbol Freeport-McMoRan Copper & Gold Inc. (FCX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Vice President and Controller - Financial Reporting
(Last) (First) (Middle) 1615 Poydras Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year 05/03/02				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
(Street) New Orleans Louisiana 70112								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class B Common Stock(1)								1,486(2)	D
Class B Common Stock								1,072	I	By IRA for Self
Class A Common Stock Restricted Stock Units	05/03/02		J(3)	V	664	D		0(4)	D
Class B Common Stock Restricted Stock Units	05/03/02		J(3)	V	662	A		662	D

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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options(5) (right to buy)	$13.95	05/03/02		J(6)	V		15,000	01/29/03(7)	01/29/12	Class A Common Stock	15,000	None	0	D
Options(5) (right to buy)	$13.9734	05/03/02		J(6)	V	14,974		01/29/03(7)	01/29/12	Class B Common Stock	14,974	None	14,974	D

Explanation of Responses:

  Effective May 3, 2002, the Company converted all shares of Class A Common Stock to shares of Class B Common Stock (the "Reclassification").

  Formerly reported as Class A Common Stock.  This number reflects an increase of 664 shares because of the vesting of 664 Class A Common Stock Restricted Stock Units on February 1, 2002.

  Pursuant to the Reclassification, and in order to maintain the intrinsic value of the Class A Common Stock Restricted Stock Units that were being converted, the Company reduced the number of Class B Common Stock Restricted Stock Units that were  issued in the conversion.

  This number reflects a decrease of 664 Class A Common Stock Restricted Stock Units because of the vesting of such Class A Common Stock Restricted Stock Units on February 1, 2002.

  Options with limited stock appreciation rights

  Pursuant to the Reclassification, and in order to maintain the intrinsic value of the options that were being converted, the Company adjusted the options by reducing the number of outstanding options and increasing the exercise price.

  25% exercisable on the date indicated and 25% exercisable on each of the next three anniversaries thereof

		/s/ Margaret F. Murphy	12/02/02
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Margaret F. Murphy, on behalf of C. Donald Whitmire, Jr.
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